Exhibit 8

47 Principal subsidiaries

The principal subsidiaries of ING Groep N.V. and their statutory place of incorporation and primary country of operation are as follows:

Companies

			Proportion of ownership and interest held by the Group
			2016	2015
Subsidiary	Statutory place of incorporation	Country of operation
ING Bank N.V.	Amsterdam	The Netherlands	100%	100%
Bank Mendes Gans N.V.	Amsterdam	The Netherlands	100%	100%
ING Lease (Nederland) B.V.	Amsterdam	The Netherlands	100%	100%
ING Corporate Investments B.V.	Amsterdam	The Netherlands	100%	100%
ING België N.V.	Brussels	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg City	Luxembourg	100%	100%
ING-DiBa A.G.	Frankfurt am Main	Germany	100%	100%
ING Bank Slaski S.A.	Katowice	Poland	75%	75%
ING Financial Holdings Corporation	Delaware	United States of America	100%	100%
ING Bank A.S.	Istanbul	Turkey	100%	100%
ING Bank (Australia) Ltd	Sydney	Australia	100%	100%
ING Bank (Eurasia) Joint stock company	Moscow	Russia	100%	100%